May 5, 2025

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

        Re: Savers Value Village, Inc.
            Draft Registration Statement on Form S-3
            Submitted April 28, 2025
            CIK No. 0001883313
Dear Mark Walsh:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Christodoulos Kaoutzanis